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                               July 11, 2023

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 13 to
Registration Statement on Form F-1
                                                            Filed June 27, 2023
                                                            File No. 333-262412

       Dear Mingfei Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

       Amendment No. 13 to Registration Statement on Form F-1

       General

   1. It appears that the last year of audited financial statements will be older than 12 months at the time of the
offering. Accordingly, please update the last year of audited financial statements. Refer to
Item 8.A.4 of Form 20-F and the corresponding instructions, which indicate that audited
financial statements should generally not be older than 12 months at the time of filing, but
also indicate audited financial statements not older than 15 months may be permitted if a
company is able to represent the following:
 Mingfei Liu
U-BX Technology Ltd.
July 11, 2023
Page 2
          The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and
          Complying with the 12 month requirement is impracticable or involves undue hardship.

      If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334
with any other questions.



                                                          Sincerely,
FirstName LastNameMingfei Liu
                                                          Division of
Corporation Finance
Comapany NameU-BX Technology Ltd.
                                                          Office of Technology
July 11, 2023 Page 2
cc:       William S. Rosenstadt
FirstName LastName